DLA Piper US LLP 400 Capitol Mall, Suite 2400 Sacramento, California 95814-4428 www.dlapiper.com
Kevin A. Coyle kevin.coyle@dlapiper.com T 916.930.3240 F 916.403.1627

July 10, 2007	OUR FILE NO. 348395-900100

United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	Unify Corporation
Registration Statement on Form S-1, as amended Filed May 4, 2007
File No. 333-142045
Form 10-Q/A for the Quarter Ended January 31, 2007
Form 10-Q/A for the Quarter Ended October 31, 2006
File No. 1-11807

Ladies and Gentlemen :

We are writing on behalf of our client, Unify Corporation (the “Company” or “Unify”), in response to the letter of comments from Mark P. Shuman, Branch Chief – Legal, of the United States Securities and Exchange Commission (the “Commission”) to Unify Corporation (the “Company”) dated June 5, 2007.

The numbered paragraphs below restate the numbered paragraphs in the Commission’s letter to the Company, and the discussion set out below each such paragraph is the Company’s response to the Commission’s comment. All factual information about the Company was provided by the Company. We have enclosed courtesy copies of this letter.

As discussed with Rebekah Toten, the Company is filing this response letter as supplemental correspondence prior to filing their revised S-1 which will be filed upon completion of their Form 10-K for the fiscal year ended April 30, 2007.

Form S-1/A

General

1.	Please provide us with the significance tests of Rule 1-02(w) of Regulation S-X used to determine the need for historical financial statements of Active Data Corporation, as announced in the current report on Form 8-K filed on May 24, 2007. Your response should set forth in detail the computation of the significant subsidiary test and the reasons for not including historical and pro forma financial statements under Rule 3-05 and Article 11 of Regulation S-X and the instructions to Form 8-K.

Active Data Corporation (“ADC”) was acquired by Unify on May 22, 2007. Historical financial statements for ADC were not filed as part of Unify’s May 24, 2007 8-K as it did not represent a significant subsidiary as defined in Rule 1-02(w) of Regulation S-X. Following are calculations that were made to determine that ADC did not meet any of the conditions that would result in it being considered a significant subsidiary.

(1) Unify’s investment in and advances to ADC are estimated to be $850,000 which represents $700,000 in payments pursuant to the agreement and an estimated payment of $150,000 in earn-out payments over a two year period following the acquisition. Unify’s total assets were $16,038,000 as of April 30, 2007, which is Unify’s most recently completed fiscal year. Unify’s investment in and advances to ADC is 5.3% ($850,000/$16,038,000) of Unify’s total assets as of April 30, 2007. As the calculated percentage does not exceed 10%, ADC is not considered a significant subsidiary for purposes of this calculation.

United States Securities and Exchange Commission
July 10, 2007
Page Two

(2) As of the date of acquisition, ADC had total assets of approximately $136,000 compared to Unify’s total assets of $16,038,000 as of April 30, 2007, which is Unify’s most recently completed fiscal year. ADC’s assets were 0.9% ($136,000/$16,038,000) of Unify’s assets. As the calculated percentage does not exceed 10%, ADC is not considered a significant subsidiary for purposes of this calculation.

(3) ADC’s loss for the year ended December 31, 2006 was $108,000 and Unify’s loss from continuing operations before income taxes was $1,279,000 for the year ended April 30, 2007. ADC’s loss as a percentage of Unify’s loss is 8.4%. As the calculated percentage does not exceed 10%, ADC is not considered a significant subsidiary for purposes of this calculation.

Calculation of Registration Fee Table

2.	In your initial filing on Form SB-2, filed April 11, 2007, the calculation of registration fee table included disclosure in footnotes (3) and (5) that indicated you will rely upon Rule 416 to cover such number of additional securities to be offered or issued in connection with the conversion of the notes and exercise of the warrants to “prevent dilution resulting from stock splits, stock dividends and certain other events” (emphasis added). The meaning of this disclosure is unclear. Please note that Rule 416 is available only for additional shares issued to prevent dilution resulting from stock splits, stock dividends or similar transactions. In this regard “similar transactions” does not include adjustments due to changes in the number of shares underlying the convertible notes that are due to fluctuations in the market price of your equity securities, including price protection provisions that provides note holders with a conversion price no less favorable than in subsequent sales of equity. We were unable to assess whether these securities contained such price protection provisions because we were unable to locate filed copies of the Notes or Warrants. Please confirm your intent to use Rule 416 solely to prevent dilution from stock splits, stock dividends or similar transactions and ensure that your future statements conform to this interpretation. Please also file or incorporate by reference the Notes and Warrants as exhibits to the registration statement.

It is the Company’s intent to use Rule 416 solely to prevent dilution from stock splits, stock dividends or similar transactions and Unify will ensure that future statements conform to this interpretation. In its next S-1 filing Unify will incorporate by reference the Notes and Warrants. Unify will file an 8-K by July 17, 2007 that will include the Notes and Warrants as exhibits to the filing.

Selling Stockholders, page 11

3.	Revise footnote (2) to name all natural persons that share voting and investment control of the shares being registered for resale by ComVest.

The Company will revise footnote (2) to name all natural persons that share voting and investment control of the shares being registered for resale by ComVest.

4.	Please confirm that none of the selling stockholders are affiliates of registered broker-dealers.

United States Securities and Exchange Commission
July 10, 2007
Page Three

None of the selling stockholders are affiliates of registered broker-dealers. However, ComVest Capital LLC advises us that two of the six members of its investment committee are affiliated with a broker-dealer (Commonwealth Associates L.P.) but that ComVest Capital is not controlled by Commonwealth Associates L.P. and neither ComVest Capital nor Commonwealth Associates L.P. are under common control of each other.

2006 Debt Financing, page 12

5.	Please provide us, with a view toward disclosure in the prospectus, with the total dollar value of the securities underlying the convertible notes that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the sale of the convertible notes).

The Company will add the following disclosure to the 2006 Debt Financing disclosure section on page 12 of the S-1:

“The total dollar value of the 6,350,000 shares underlying convertible notes that are being registered under this prospectus as of the date of issuance was $1,524,000, and the total dollar value of the 3,350,000 shares underlying the warrants that are being registered under this prospectus as of the date of issuance was $804,000 (in each case based on the closing bid price of our common stock of $0.24 on November 20, 2006).”

6.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling stockholder, any affiliate of a selling stockholder, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (including any interest payments, closing fees, administrative fees, liquidated damages, payments made to “finders” or “placement agents,” and any other payments of potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to Unify from the sale of the convertible notes and warrants and the total possible payments to all selling stockholders and any of their affiliates in the first year following the sale of convertible notes and warrants.

See Exhibit A to this letter – Payments to Investors and Affiliates.

7.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  The total possible profit the selling stockholders could realize as a result of the conversion discount for the securities underlying the convertible notes, presented in a table with the following information disclosed separately:
  The market price per share of the securities underlying the convertible notes on the date of the sale of the convertible notes;
  The conversion price per share of the underlying securities on the date of the sale of the convertible notes, calculated as follows:

United States Securities and Exchange Commission
July 10, 2007
Page Four

  If the conversion price per share is set at a fixed price, use the price per share established in the convertible notes; and
  If the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date:
  The total possible shares underlying the convertible notes (assuming no interest payments and complete conversion throughout the term of the note);
  The combined market price of the total number of shares underlying the convertible notes, calculated by using the market price per share on the date of the sale of the convertible notes and the total possible shares underlying the convertible notes;
  The total possible shares the selling stockholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible notes and the total possible number of shares the selling stockholders may receive; and
  The total possible discount to the market price as of the date of the sale of the convertible notes, calculated by subtracting the total conversion price on the date of the sale of the convertible notes from the combined market price of the total number of shares underlying the convertible notes on that date.

See Exhibit B to this letter – Potential Investor Profit.

8.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  The total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of Unify that are held by the selling stockholders or any affiliates of the selling stockholders, presented in a table with the following information disclosed separately:
  The market price per share of underlying securities on the date of the sale of that other security;
  The conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
  If the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;
  The total possible shares to be received under the particular securities (assuming complete conversion/exercise);
  The combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;
  The total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

United States Securities and Exchange Commission
July 10, 2007
Page Five

  The total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

If there are provisions in the convertible notes that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

See Exhibit C to this letter – Potential Investor Profit of 2004 Private Placement.

9.

Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

  The gross proceeds paid or payable to Unify in the convertible note transaction;
  All payments that have been made or that may be required to be made by Unify that are disclosed in response to comment six;
  The resulting net proceeds to Unify; and
  The combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of Unify that are held by the selling stockholders or any affiliates of the selling stockholders that is disclosed in response to comments seven and eight.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure – as a percentage – of the total amount of all possible payments (as disclosed in response to comment six) and the total possible discount to the market price of the shares underlying the convertible note (as disclosed in response to comment seven) divided by the net proceeds to Unify from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The only other warrants, options, notes or other securities of Unify held by any of the selling stockholders were issued in a private placement in 2004 (the “2004 Private Placement”). The following disclosure is proposed to be added to Unify’s S-1 following the Potential Profit of 2004 Private Placement table to be added based on Exhibit C:

“Comparison of Unify Proceeds to Potential Investor Profit

The following is a table disclosing the gross proceeds paid or payable to Unify in connection with the 2006 Debt Financing along with the payments required to be made by Unify, the resulting net proceeds and the aggregate potential loss realizable by the investors as a result of premiums to the market price relating to the shares of common stock underlying the securities issued in the Convertible Notes Financing.

United States Securities and Exchange Commission
July 10, 2007
Page Six

Comparison of Unify Proceeds to Potential Investor Profits
Amount
Gross Proceeds (1)	$5,350,000

Hypothetical Payments (2)	$1,749,905

Net Proceeds (3)	$3,600,095

Combined Selling Shareholder Profit (Loss) (4)
Convertible Notes Financing	$ (4,104,050)
2004 Private Placement	$2,048,110

(1)	Reflects the $5,350,000 that was received by Unify as a result of the issuance of the Convertible Notes.

(2)	Includes $1,438,505 in interest that is payable on the Convertible Notes, plus an estimated $72,000 in late fees that is payable to the Note holders as Unify has been unable to register the shares of common stock issuable upon conversion of the Convertible Notes and exercise of the Warrants for resale with the SEC and $239,400 for closing fees, due diligence and legal costs paid to ComVest Capital, the lead investor.

(3)	Reflects the difference between the gross proceeds received by Unify for the issuance of the Convertible Notes and the hypothetical payments payable with respect to the Convertible Notes.

(4)	Reflects the combined investor profit (loss) attributable to the Convertible Notes and 2004 Private Placement financings.”

In your letter, you also requested that Unify provide a calculation of the percentage of all possible payments and the total possible discount divided by the net proceeds from the 2006 convertible note financing. Since the convertible note financing was issued at a premium, Unify believes that this would require them to subtract the premium from the Hypothetical Payments which would result in a negative number and percentage which could be confusing to the reader. Here is their calculation:

Total Hypothetical Payments of $1,749,905 less the Convertible Notes Premium of $4,104,050 results in a negative $2,354,145. When this negative number is divided by the gross proceeds of $3,600,095, the resulting percentages are a negative (65%) and negative (16%) over the 4 year life of the Convertible Notes. Unify believes that disclosure of this calculation would be confusing to investors and would propose to not include this in the revised S-1.

10.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between Unify (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

United States Securities and Exchange Commission
July 10, 2007
Page Seven

  The date of the transaction;
  The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;
  The number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders;
  The number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;
  The percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling stockholders, affiliates of the company, or affiliates of the selling stockholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;
  The market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and
  The current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary).

See Exhibit D to this letter – Prior Transactions between Unify and the Investors.

11.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing:

  The number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling stockholders, affiliates of the company, and affiliates of the selling stockholders;
  The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders in prior registration statements;
  The number of shares registered for resale by the selling stockholders or affiliates of the selling stockholders that continue to be held by the selling stockholders or affiliates of the selling stockholders;
  The number of shares that have been sold in registered resale transactions by the selling stockholders or affiliates of the selling stockholders; and
  The number of shares registered for resale on behalf of the selling stockholders or affiliates of the selling stockholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

United States Securities and Exchange Commission
July 10, 2007
Page Eight

The following disclosure is proposed to be added to Unify’s S-1 following the Prior Transactions between Unify and the Investors table in Exhibit D:

“Comparison of Registered to Outstanding Shares

The following is a table comparing the shares outstanding prior to the Convertible Notes Financing, the number of shares registered by the investors, or their affiliates, in prior registration statements (along with the number sold pursuant to such prior registration statement) and the number of shares registered for resale in this registration statement:

Shares outstanding immediately prior to the Convertible Notes Financing that are held by persons other than investors listed in this registration statement, affiliates of Unify, and affiliates of the investors	3,727,244
Number of shares previously registered for resale by the investors and affiliates thereof (1)	1,614,167
Number of shares previously registered for resale by the investors and affiliates thereof and that continue to be held by such investors and affiliates thereof	1,614,167
Number of shares sold in registered resale transactions by the investors or affiliates thereof	0
Number of shares registered for resale by the investors and affiliates thereof under this registration statement	1,940,000

(1)	Reflects shares registered in connection with the 2004 Private Placement (SEC registration number 333-117628).”

12.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

  Whether Unify has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities, and
  Whether – based on information obtained from the selling stockholders – any of the selling stockholders have an existing short position in the company’s common stock and, if any of the selling stockholders have an existing short position in the company’s stock, the following additional information:
  The date on which each such selling stockholder entered into that short position; and
  The relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g., before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.).

Unify proposes to add the following sentence to the last paragraph of newly added Payments to Investors and Affiliates table referred to in response to question 6 above:

“Unify has the intention, and a reasonable financial basis to believe, it will make all such payments.”

Unify proposes to add the following disclosure following the Comparison of Registered to Outstanding Shares table referred to in the response to Comment 11:

United States Securities and Exchange Commission
July 10, 2007
Page Nine

“Short Selling by the Investors

Unify has no knowledge of and has been informed by each selling stockholder that such selling stockholder has not established a short position in Unify’s common stock. As part of the initial Letter of Intent for the Convertible Notes Financing, Unify required the investors to provide representations to support this belief. Additionally, Section 9.15 of the Revolving Credit and Term Loan Agreement includes the following contractual obligation:

So long as ComVest Capital LLC and/or any of its Affiliates is the holder of any of the Notes, any of the Warrants and/or any shares of Common Stock acquired upon conversion of any of the Term Notes or exercise of any of the Warrants, ComVest Capital LLC and its Affiliates shall not engage in any uncovered short sales of Common Stock (provided that, for purposes of this Section 9.15, the sale of or commitment to sell shares which may be acquired by ComVest Capital LLC from the conversion of Term Notes or the exercise of Warrants shall not be deemed to be an uncovered short sale).”

13.	Please provide us, with a view toward disclosure in the prospectus, with:

  A materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Unify (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes and warrants; and
  Copies of all agreements between Unify (or any of its predecessors) and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes and warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

The Company believes that all of the relationships and arrangements that have existed in the past three years or are to be performed in the future between Unify and the selling stockholders, any affiliates of the selling stockholders, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) is already presented in the prospectus either previously or in response to other comments herein and all agreements between and/or among those parties are included as exhibits to the registration statement.

14.	Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement.

United States Securities and Exchange Commission
July 10, 2007
Page Ten

The number of shares included in the registration statement is intended to cover all possible shares issuable on conversion of the convertible notes and exercise of the warrants. The number of shares underlying the notes was determined as follows (all numbers below are stated prior to the Company’s recent reverse stock split):

Tranche 1: $1,000,000 in principal amount at a fixed conversion rate of $0.50 per share (2,000,000 shares).

Tranche 2: $3,250,000 in principal amount at a fixed conversion rate of $1.00 per share (3,250,000 shares).

Tranche 3: $1,100,000 in principal amount at a fixed conversion rate of $1.00 per share (1,100,000 shares).

Warrants: Exercisable for a fixed amount of 3,350,000 shares.

The total number of shares registered under the registration statement was therefore determined to be an aggregate of 9,700,000 shares. Interest in the notes is expected to be paid in cash and not converted into stock.

Where You Can Find More Information, page 19

15.	Please revise your disclosure to include all the information required by Item 12(b)(2) of Form S-1 if you intend to incorporate information by reference into the prospectus. Please also note that the SEC no longer maintains public reference facilities in Chicago or New York.

The disclosure in the revised S-1 will be amended as requested.

Part II, Undertakings, page II-3

16.	Please provide the undertaking set forth in Item 512(a)(5)(i) or (a)(5)(ii) of Regulation S-K, as applicable. We also note that you have included the undertaking from paragraph (b) of Item 512; however, you do not incorporate future periodic filings into this registration statement. Please revise.

The disclosure in the revised S-1 will be amended as requested. No future filings will be incorporated by reference.

Signatures, page II-5

17.	We note that your initial registration statement on SB-2 was filed without dated signatures by the persons in the capacities listed on the signature page. It appears that Mr. Wille signed the amended registration statement as Attorney-in-Fact for your directors. However, the initial registration statement did not include signatures of your directors authorizing Mr. Wille to sign on their behalf. Please ensure that your next amendment includes the signatures of all your directors and includes a signed power of attorney, if desired for use in future amendments.

United States Securities and Exchange Commission
July 10, 2007
Page Eleven

Although the directors did sign the original filing, due to an oversight, the conformed signatures of the directors signing the filing and appointing Mr. Wille as attorney-in-fact were omitted from the original filing on April 11, 2007. The conformed signatures will be included in the amended filing.

General

18.	Please note that Regulation S-T requires that you file in electronic format a version of each amended document marked to show the changes in such filing. Please ensure that your next amendment and all subsequent filings include a properly submitted marked copy.

As part of future amendments and subsequent filings we will include a marked copy.

Form 10-Q/A for the Quarter Ended October 31, 2006 – Item 4. Controls and Procedures, page 24

19.	Your CEO and CFO concluded your disclosure controls and procedures were effective as of the end of the period covered by this report. However, your filings do not address the subsequent amendment to your quarterly report and any impact these amendments have on the current views of your executives regarding the conclusions about the effectiveness of your disclosure controls and procedures. Tell us your views as to whether use of a periodic reporting form for which the issuer was not eligible is a fact that should be disclosed to investors to put the prior determinations regarding the effectiveness of disclosure controls and procedures in proper context. We note that the form initially used for the referenced period allows an eligible filer to present information under an abbreviated disclosure system. Errors in form selection may present or delay investors from receiving required information. This comment also applies to the Item 4 disclosure in your Form 10-Q/A for the quarter ended January 31, 2007.

Unify has filed amendments that correct the error in form selection for the quarters ended October 31, 2006 and January 31, 2007. The initial filings for both of the quarters for which a form selection error was made included all the necessary information required of a Form 10-Q filing. As the initially filed forms on Form 10-QSB omitted no information that would have been required under a Form 10-Q we do not believe it is necessary for Unify to make a separate disclosure relative to disclosure controls. In future filings, Unify will ensure that the correct form is utilized.

United States Securities and Exchange Commission
July 10, 2007
Page Twelve

If you should have any questions, please do not hesitate to contact me.

Very truly yours,

DLA Piper US LLP

/s/ Kevin A. Coyle

Kevin A. Coyle
Partner

Admitted to practice in California and New York

KAC:smp

EXHIBIT A (Refer to SEC question #6)
Payments to Investors and Affiliates
A tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the Convertible Notes Financing that Unify has made or may be required to make to any investor, any affiliate of an investor, or any person with whom any investor has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments), with footnotes as appropriate and excluding repayment of principal on the Convertible Notes is as follows:

		Payments
		(Excluding repayment of Principal on Convertible Notes)
	Amount		Late
Investor	Invested	Interest (3)	Fee (4)	Other (5)	Total
Special Situations Fund III Q.P, L.P. (1)	$856,000	$230,161	$11,520		$241,681
Special Situations Fund III, L.P. (1)	85,600	23,016	1,152		24,168
Special Situations Cayman Fund, L.P. (1)	278,200	74,802	3,744		78,546
Special Situations Private Equity Fund, L.P. (1)	449,400	120,834	6,048		126,882
Special Situations Technology Fund, L.P. (1)	85,600	23,016	1,152		24,168
Special Situations Technology Fund II, L.P. (1)	385,200	103,572	5,184		108,756
ComVest Capital (2)	3,210,000	863,103	43,200	239,400	1,145,703
Total	$5,350,000	$1,438,505	$72,000	$239,400	$1,749,905

(1)	MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(2)	The managing member of ComVest Capital LLC (“ComVest”) is ComVest Capital Management LLC, a Delaware limited liability company. The managing member of ComVest Capital Management LLC is ComVest Group Holdings, LLC, a Delaware limited liability company. Michael S. Falk is the Chairman and principal member of ComVest Group Holdings, LLC and Mr. Falk has voting and investment control over the ComVest portfolio securities. As a result of these relationships, ComVest, ComVest Capital Management, ComVest Group Holdings and Mr. Falk may be deemed to have a beneficial interest in shares acquired by ComVest under the convertible term notes and the warrants.

(3)	This column includes interest payable under the Convertible Notes, which bear interest at a rate of 11.25% per annum and assumes the Convertible Notes are not converted prior to the anniversary of the Convertible Notes issuance. Repayment of principal begins on May 31, 2007. In the event of a default, the Convertible Notes bear interest at a default rate of 15.25% per annum. This column assumes that no event of default will occur under the Convertible Notes.

(4)	This column represents the estimated cash penalty due to the holders of the Convertible Notes for the number of days past the specified deadline of May 20, 2007 that the shares of common stock issuable upon the conversion of the Convertible Notes and the exercise of Warrants are registered for resale with the SEC. Such penalty fees at $1,000 per day fee will continue to accrue until such shares are registered. For the purposes of this registration statement, the Company has estimated the cost of this cash penalty through July 31, 2007.

(5)	This column represents the closing fee, due diligence and legal costs paid at the closing to ComVest Capital, the lead investor.

Unify received gross proceeds of $5,350,000 from the sale of the Convertible Notes and net of costs due at the closing of $239,400, Unify received $5,110,600 in net proceeds. The only payments that are payable after the closing of the Convertible Notes Financing are interest payments on the Convertible Notes and late fees since Unify has been unable to register with the SEC the shares of common stock underlying the securities sold in the Convertible Notes Financing prior to specified deadlines. Such late fees will continue until the shares of common stock are registered with the SEC. The additional possible payments for interest and late fees to all investors and any of their affiliates in the first year following the closing of the Convertible Notes Financing is $663,930 for a total possible payment in the first year of $903,330, including the closing costs of $239,400. Unify has the intention, and a reasonable financial basis to believe, it will make all such payments.

EXHIBIT B (Refer to SEC question #7)
Potential Investor Profit
The following is a table disclosing the aggregate amount of possible loss that could be realized by the investors as a result of the premium of the shares of common stock underlying the securities issued in the Convertible Notes Financing:

			Conversion				Aggregate
			and	Shares upon	Aggregate	Aggregate	Selling
		Amount	Exercise	Conversion /	Conversion	Market	Stockholder
Investor	Security	($)	Price	Exercise (#)	Value ($)	Value ($) (3)	(Premium) ($)
Special Situations Fund III Q.P, L.P. (1)	Secured Note 1	$160,000	$2.50	64,000	$160,000	$76,800	$(83,200)
	Secured Note 2 & 3	696,000	$5.00	139,200	696,000	167,040	(528,960)
	Warrants	-	$1.615	107,200	173,128	128,640	(44,488)
Total							(656,648)

Special Situations Fund III, L.P. (1)	Secured Note 1	16,000	$2.50	6,400	16,000	7,680	(8,320)
	Secured Note 2 & 3	69,600	$5.00	13,920	69,600	16,704	(52,896)
	Warrants	-	$1.615	10,720	17,313	12,864	(4,449)
Total							(65,665)

Special Situations Cayman Fund, L.P. (1)	Secured Note 1	52,000	$2.50	20,800	52,000	24,960	(27,040)
	Secured Note 2 & 3	226,200	$5.00	45,240	226,200	54,288	(171,912)
	Warrants	-	$1.615	34,840	56,267	41,808	(14,459)
Total							(213,411)

Special Situations Private Equity Fund, L.P. (1)	Secured Note 1	84,000	$2.50	33,600	84,000	40,320	(43,680)
	Secured Note 2 & 3	365,400	$5.00	73,080	365,400	87,696	(277,704)
	Warrants	-	$1.615	56,280	90,892	67,536	(23,356)
Total							(344,740)

Special Situations Technology Fund, L.P. (1)	Secured Note 1	16,000	$2.50	6,400	16,000	7,680	(8,320)
	Secured Note 2 & 3	69,600	$5.00	13,920	69,600	16,704	(52,896)
	Warrants	-	$1.615	10,720	17,313	12,864	(4,449)
Total							(65,665)

Special Situations Technology Fund II, L.P. (1)	Secured Note 1	72,000	$2.50	28,800	72,000	34,560	(37,440)
	Secured Note 2 & 3	313,200	$5.00	62,640	313,200	75,168	(238,032)
	Warrants	-	$1.615	48,240	77,908	57,888	(20,020)
Total							(295,492)

ComVest Capital	Secured Note 1	600,000	$2.50	240,000	600,000	288,000	(312,000)
	Secured Note 2 & 3	2,610,000	$5.00	522,000	2,610,000	626,400	(1,983,600)
	Warrants	-	$1.615	402,000	649,230	482,400	(166,830)
Total							(2,462,430)

Total Aggregate Premium of Convertible Notes							$(4,104,050)

(1)	MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(2)	The managing member of ComVest Capital LLC (“ComVest”) is ComVest Capital Management LLC, a Delaware limited liability company. The managing member of ComVest Capital Management LLC is ComVest Group Holdings, LLC, a Delaware limited liability company. Michael S. Falk is the Chairman and principal member of ComVest Group Holdings, LLC and Mr. Falk has voting and investment control over the ComVest portfolio securities. As a result of these relationships, ComVest, ComVest Capital Management, ComVest Group Holdings and Mr. Falk may be deemed to have a beneficial interest in shares acquired by ComVest under the convertible term notes and the warrants.

(3)	Based on a market price of $1.20 per share, which was the closing price of Unify common stock on the closing of the Convertible Notes Financing, adjusted for the Company’s five for one reverse stock split.

Each of the Convertible Notes and Warrants has fixed conversion or exercise prices, as applicable. However, each also contains price-based anti-dilution mechanisms that, in general, adjust the number of shares into which the securities convert and/or the price at which such conversion occurs in the event Unify issues securities below the conversion or exercise price of the securities issued in the Convertible Notes Financing. Contrary to market-based adjustment mechanisms, Unify has control over such actions.

EXHIBIT C (Refer to SEC question #8)
Potential Investor Profit of 2004 Private Placement

							Aggregate
			Share Issuance	Shares Issued			Selling
		Market	and Warrant	and Shares	Aggregate	Aggregate	Stockholder
		Price Per	Exercise	upon Exercise	Conversion	Market	Discount
Investor	Security	Share (2)	Price (3)	(#) (3)	Value ($)	Value ($) (2)	(Premium) ($)
Special Situations Fund III Q.P, L.P. (1)	Common Stock	$5.00	$3.55	450,712	$1,600,028	$2,253,560	$653,532
	Warrants	5.00	4.15	194,955	809,063	974,775	165,712
Total							819,244

Special Situations Fund III, L.P. (1)	Common Stock	5.00	3.55	45,071	160,003	225,356	65,353
	Warrants	5.00	4.15	19,495	80,906	97,477	16,571
Total							81,924

Special Situations Cayman Fund, L.P. (1)	Common Stock	5.00	3.55	146,481	520,009	732,407	212,398
	Warrants	5.00	4.15	63,360	262,946	316,802	53,856
Total							266,254

Special Situations Private Equity Fund, L.P. (1)	Common Stock	5.00	3.55	236,624	840,014	1,183,119	343,105
	Warrants	5.00	4.15	102,351	424,758	511,757	86,999
Total							430,103

Special Situations Technology Fund, L.P. (1)	Common Stock	5.00	3.55	45,071	160,003	225,356	65,353
	Warrants	5.00	4.15	19,495	80,906	97,477	16,571
Total							81,924

Special Situations Technology Fund II, L.P. (1)	Common Stock	5.00	3.55	202,820	720,012	1,014,102	294,090
	Warrants	5.00	4.15	87,730	364,078	438,649	74,570
Total							368,660

Total Aggregate Discount (Premium) of 2004 Private Placement							$2,048,110

(1)	MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(2)	Based on a market price of $5.00 per share on April 26, 2004, which was the closing price of Unify common stock on the date of the closing of the 2004 Private Placement, adjusted for the Company’s five for one reverse stock split.

(3)	The warrant exercise price and the number of warrant shares issuable upon exercise have been adjusted to reflect the application of the anti-dilution provisions for the warrants from subsequent company financings. Additionally, the share issuance and warrant exercise price and the shares issued and shares issuable upon exercise of the warrants have been adjusted for the Company's five for one reverse stock split.

EXHIBIT D (Refer to SEC question #10)
Prior Transactions Between Unify and the Investors
On April 26, 2004, the Company entered into a purchase agreement (the “SSF Purchase Agreement”) with Special Situations Fund III Q.P L.P., Special Situations Fund III, L.P., Special Situations Cayman Fund, L.P., Special Situations Private Equity Fund, L.P., Special Situations Technology Fund, L.P., and Special Situations Technology Fund II, L.P., referred to collectively as the “SSF Entities” or the 2004 Private Placement. Pursuant to this financing, the Company issued and sold an aggregate of 1,126,780 shares of common stock at a per share purchase price of $3.55 per share and warrants to purchase an aggregate of 450,712 shares of our common stock exercisable at $4.50 per share. Immediately prior to this Private Placement, the Company had a total of 4,328,004 shares of common stock outstanding. Of this total, 4,160,453 were held by persons other than the selling stockholders or their affiliates or affiliates of the Company.

			% of Prior	Market
		Shares Issued	Transaction	Price Per	Current
		and Issuable	Shares vs.	Share on	Market
		upon Exercise	Prior Shares	Transaction	Price Per
Investor	Security	(#) (2)	O/S	Date (3)	Share (4)
Special Situations Fund III Q.P, L.P. (1)	Common Stock	450,712	10.8%	$5.00	$2.51
	Warrants	194,955	4.7%	$5.00	$2.51

Special Situations Fund III, L.P. (1)	Common Stock	45,071	1.1%	$5.00	$2.51
	Warrants	19,495	0.5%	$5.00	$2.51

Special Situations Cayman Fund, L.P. (1)	Common Stock	146,481	3.5%	$5.00	$2.51
	Warrants	63,360	1.5%	$5.00	$2.51

Special Situations Private Equity Fund, L.P. (1)	Common Stock	236,624	5.7%	$5.00	$2.51
	Warrants	102,351	2.5%	$5.00	$2.51

Special Situations Technology Fund, L.P. (1)	Common Stock	45,071	1.1%	$5.00	$2.51
	Warrants	19,495	0.5%	$5.00	$2.51

Special Situations Technology Fund II, L.P. (1)	Common Stock	202,820	4.9%	$5.00	$2.51
	Warrants	87,730	2.1%	$5.00	$2.51

Total		1,614,167	38.8%

(1)	MGP Advisors Limited (“MGP”) is the general partner of the Special Situations Fund III, QP, L.P. and the general partner of and investment adviser to the Special Situations Fund III, L.P. AWM Investment Company, Inc. (“AWM”) is the general partner of MGP, the general partner of and investment adviser to the Special Situations Cayman Fund, L.P. and the investment adviser to the Special Situations Fund III, QP, L.P., the Special Situations Technology Fund, L.P., the Special Situations Technology Fund II, L.P. and the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MGP and AWM. Through their control of MGP and AWM, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of each of the funds listed above.

(2)	This column represents the issued and issuable shares from the 2004 Private Placement as a percent of the total shares issued and outstanding immediately prior to the Private Placement excluding any selling stockholders and affiliates or any Unify affiliates.

(3)	Based on a market price of $5.00, which was the closing price of Unify common stock on April 26, 2004, the closing date of the 2004 Private Placement, adjusted for the Company’s five for one reverse stock split.

(4)	Based on a market price of $2.51 per share which was the closing price of Unify common stock on July 3, 2007.